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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 5
                            ------------------------

                            HAMBRECHT & QUIST GROUP
                           (NAME OF SUBJECT COMPANY)

                         BRIDGE ACQUISITION CORPORATION

                        THE CHASE MANHATTAN CORPORATION
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   406545103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            WILLIAM H. MCDAVID, ESQ.
                                GENERAL COUNSEL
                        THE CHASE MANHATTAN CORPORATION
                                270 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 270-6000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                               LEE MEYERSON, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                            ------------------------

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     This Amendment No. 5 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (as amended, the "Schedule 14D-1"), relating to the offer by Bridge Acquisition Corporation, a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Hambrecht & Quist Group, a Delaware corporation (the "Company"), at a purchase price of $50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer"). Purchaser is a subsidiary of The Chase Manhattan Corporation, a Delaware corporation ("Parent").

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The information in this Amendment No. 5 under Item 6 is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

          On December 9, 1999, The Chase Manhattan Corporation issued a press release announcing that its wholly owned subsidiary, Bridge Acquisition Corporation, has completed its tender offer for all of the outstanding common stock of Hambrecht & Quist Group and that all shares that were validly tendered and not withdrawn prior to the expiration of the offer were accepted for payment. Shares of common stock not tendered in the tender offer will be converted into $50 per share of cash through a merger. Based on the number of shares tendered, Chase said that it expects to effect that merger on December 10, 1999, by means of a short form merger under Delaware law which permits the merger to be effected without shareholder approval. Based on a preliminary estimate, as of 12:00 midnight on December 8, 1999, when the offer expired, approximately 23,429,079 shares of Hambrecht & Quist Group were tendered (including approximately 739,253 shares subject to guarantee of delivery), representing approximately 94.5% of all outstanding Hambrecht & Quist shares. The full text of the press release is set forth in Exhibit (a)(13) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

          (a)(13) Press release issued by The Chase Manhattan Corporation on December 9, 1999.

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                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this Statement is true, complete and correct.

                                          THE CHASE MANHATTAN CORPORATION

                                          By:    /s/ WILLIAM H. MCDAVID
                                            ------------------------------------
                                            Name: William H. McDavid
                                            Title: General Counsel

                                          BRIDGE ACQUISITION CORPORATION

                                          By:    /s/ WILLIAM H. MCDAVID
                                            ------------------------------------
                                            Name: William H. McDavid
                                            Title: Vice President and Secretary

Date: December 9, 1999

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                                 EXHIBIT INDEX

EXHIBIT
  NO.                              DESCRIPTION
-------                            -----------
(a)(13)    Press release issued by The Chase Manhattan Corporation on
           December 9, 1999.

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